Exhibit 99.1

ABN 37 080 699 065

Notice of Annual General Meeting and
Explanatory Memorandum

Alterity Therapeutics Limited:	ACN 080 699 065

Date of Meeting:	Wednesday 18th November 2020

Time of Meeting:	09:30am (AEDT) Registration from 09:15am

Place of Meeting: Attendance at the Meeting – Covid-19

To avoid needing to attend the meeting, Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 9:30am (AEDT) Monday, 16th November 2020, rather than attending the meeting. Instructions for lodging proxies are included on your personalised proxy form.

Shareholders will be able to participate in a live webcast of the Meeting online where shareholders will be able to ask questions and cast direct votes at the appropriate times whilst the Meeting is in progress. To participate online you will need to visit web.lumiagm.com/303690661 on your smartphone, tablet or computer. More information regarding participating in the meeting online including browser requirements are set out in the letter to Shareholders regarding the AGM arrangements released to ASX under the Company’s code ATH on or about 20th October 2020 and in the online Lumi meeting user guide at http://www.computershare.com.au/virtualmeetingguide.

Where applicable, arrangements may be made for direct voting as provided for in clause 17.7 of the Constitution by shareholders, proxies, corporate representatives and holders of powers of attorney.

Because conditions and potential restrictions or other requirements for meetings relating to Covid-19 can change rapidly, if it becomes necessary or appropriate to make alternative arrangements to those set out in this Notice of Meeting or the above letter to Shareholders regarding arrangements for the AGM the Company will announcement the alternative arrangements to ASX. Shareholders are encouraged to check for announcements at the ASX website www.asx.com.au under the Company’s code ATH.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the 2020 Annual General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held virtually by technology on Wednesday, 18 November 2020 at 9:30am (AEDT), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2020 Annual Financial Statements

To receive and consider the 2020 Annual Financial Statements of the Company in respect of the year ended 30 June 2020 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company’s auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2020 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2020 as disclosed in the Directors’ Report is adopted.”

Voting Exclusion and Restriction Statement:

A vote on Resolution 1 must not be cast (in any capacity) by, or on behalf of any of the following persons (referred to herein as “Restricted Voters”):

●	a member of the key management personnel of the Company (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2020; or

●	a closely related party of a KMP.

However, a person (“voter”) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies how the proxy is to vote on the Resolution 1. The Chairman may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote and the proxy appointment expressly authorises the Chairman to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the KMP.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

●	a spouse, child or dependent of the member;
●	a child or dependent of the member’s spouse;
●	anyone else who is one of the member’s family and may be expected to influence, or be influenced by, the member in the member’s dealings with the Company;
●	a company the member controls; or

NOTICE OF 2020 ANNUAL GENERAL MEETING

●	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Director – Mr. Peter Marks

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Peter Marks, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3 – Re-Election of Director – Mr. Lawrence Gozlan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Lawrence Gozlan, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #4 – Approval to refresh and amend 2004 ASX Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2004 ASX Plan” including amendment of the 2004 ASX Plan to provide that up to 200 million securities (the new “Plan Pool”) can be issued under the 2004 ASX Plan (unless issued under the 2018 ADS Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who is eligible to participate in the employee incentive scheme or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy voting prohibition

Other than as set out below, a vote on Resolution 4 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on this resolution as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or
●	the Restricted Voter is the chair and the written appointment of the chair as proxy:
o	does not specify the way the proxy is to vote on this resolution; and

NOTICE OF 2020 ANNUAL GENERAL MEETING

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #5 – Approval to refresh and amend 2018 ADS Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2018 ADS Plan” including amendment of the 2018 ADS Plan to provide that up to 200 million securities (the new “Plan Pool”) can be issued under the 2018 ADS Plan (unless issued under the 2004 ASX Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of a person who is eligible to participate in the employee incentive scheme or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy voting prohibition

Other than as set out below, a vote on Resolution 5 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on this resolution as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or
●	the Restricted Voter is the chair and the written appointment of the chair as proxy:
o	does not specify the way the proxy is to vote on this resolution; and
o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 5 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #6 – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 271,251,007 fully paid ordinary shares at A$0.037 (3.7 Australian cents) per share to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approval or an associate of that person.

NOTICE OF 2020 ANNUAL GENERAL MEETING

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Further details in respect of this Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #7 – Approval for issue of securities

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT, for the purposes of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of 674,694,939 fully paid ordinary shares at A$0.037 (3.7 Australian cents) per share, with each share to be accompanied by one free-attaching unlisted option (total 674,694,939 unlisted options) (each with an exercise price of A$0.07 (7 Australian cents), expiring three (3) years after the issue date (or the last ASX business day before that date if not an ASX business day) which upon exercise entitle the holder to one fully paid ordinary share in the Company), to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Further details in respect of this Resolution 7 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Special Resolution – Resolution #8 – Amendment to Company constitution

To consider and, if thought fit, pass the following as a special resolution:

“THAT for the purposes of section 136(2) of the Corporations Act 2001 (Cth) and for all other purposes, the constitution of the Company be amended as set out in Annexure A to the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting, with effect immediately upon passing of this Resolution.”

Further details in respect of this Resolution 8 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2020 ANNUAL GENERAL MEETING

SPECIAL BUSINESS

Special Resolution – Resolution #9 – Approval of 10% Placement Issue

To consider and, if thought fit, pass the following as a special resolution:

“THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to issue equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 9 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or
●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 9 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board;

Mr Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Dated: 20th October 2020

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Annual General Meeting.

NOTICE OF 2020 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)   one proxy if the Shareholder is only entitled to one vote; and

(b)   one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-      online by visiting www.investorvote.com.au

-      by returning a completed Proxy Form by post to:

Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-      by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-      for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions (this includes Resolution 1, unless you are not eligible to vote on Resolution 1, and Resolutions 4 and 5) even though Resolutions 1, 4 and 5 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Proxies that are undirected on Resolutions 1, 4 and 5

If you are eligible to vote on Resolutions 1 and you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct the Chairman how to vote on Resolutions 1, 4 and 5, your shares will be voted in favour of Resolutions 1, 4 and 5, unless you indicate otherwise by marking the applicable box on the proxy form.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 16 November 2020 at 7:00pm (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolution

Resolutions 8 and 9 are proposed as special resolutions. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

2020 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of the 2020 Annual General Meeting (“Meeting”) to be held virtually by technology on Wednesday, 18 November 2020 at 9:30am (AEDT).

The Notice of the 2020 Annual General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2020 Annual Financial Statements

The 2020 Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2020 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2020 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2020 Annual Financial Statements.

The Company’s 2020 Annual Financial Statements are set out in the Company’s 2020 Annual Report which can be obtained from the Company’s website, www.alteritytherapeutics.com or upon request to the Company Secretary by email to phillip@thecfo.com.au or to the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution - Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on whether to adopt the Remuneration Report for the year ended 30 June 2020.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (“AGM”) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2019 Annual Financial Statement was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event 25% or more of the votes that are cast at the 2020 AGM are against the adoption of the 2020 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2020 Remuneration Report, shareholders should be aware if there is a ‘no’ vote of 25% or more for the same resolution at the 2021 AGM it may result in the re-election of the Board.

EXPLANATORY MEMORANDUM

The Remuneration Report is contained within the 2020 Annual Report.

You may access the Annual Report by visiting the Company’s website www.alteritytherapeutics.com.

Voting Restrictions

Note that a voting exclusion applies to Resolution 1 in the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the 2020 Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote on Resolution 1, provided however that the Chairman may vote undirected proxies on behalf of persons eligible to vote on Resolution 1 where expressly authorised to do so on the proxy form.

Ordinary Resolution – Resolution #2: Re-Election of Director

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Peter Marks retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	29 July 2005
Last elected by shareholders	17 November 2017
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience and expertise	For the period 21 November, 2006 to 20 October, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently a Consultant at Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks was until 31 March 2020 a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial wastewater technology business. Mr. Marks is also a non-executive director of Terragenic International Ltd, (renamed Electriq Global Ltd) an unlisted public company developing a novel hydrogen fuel system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies and a Director of Noxopharm subsidiary, Nyrada Inc, which is developing several pre-clinical non-oncology projects, and which was listed on ASX in January 2020. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

EXPLANATORY MEMORANDUM

Other current directorships of ASX listed entities	Noxopharm Ltd (appointed March 2016) Nyrada Inc (appointed March 2018) Elsight Ltd (appointed January 2020)
Former directorships in last 3 years	Armadale Capital Plc Fluence Corporation Ltd
Committees	Member of the Audit Committee and Chairman of the Remuneration Committee
Interests in shares and options	Ordinary shares	43,111
	Options over ordinary shares	8,250,000

Ordinary Resolution – Resolution #3 – Re-Election of Director

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Lawrence Gozlan retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	8 August 2011
Last elected by shareholders	17 November 2017
Qualifications	B.Sc. (Hons)
Experience and expertise	Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, an ASX listed drug development company and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

EXPLANATORY MEMORANDUM

Other current directorships	Opthea Limited (Appointed 24 July 2020)
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	8,250,000

Ordinary Resolutions – Resolutions #4 and #5 – Refreshing and amending 2004 ASX Plan and 2018 ADS Plan

The Company has adopted two incentive plans: the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2018 ADS Plan (for securities issued to non-Australian based, particularly US based, employees, officers, consultants, independent contractors and directors).

The 2004 ASX Plan has been refreshed on several occasions, most recently at the 2020 General Meeting on 3 September 2020. The 2018 ADS Plan was also last refreshed at the 2020 General Meeting on 3 September 2020. “ADSs” are American Depository Shares of the Company reported on the NASDAQ Capital Market. The 2018 ADS Plan relates to ADS and rights to ADSs such as warrants (which are substantively equivalent to options to acquire new shares).

Resolutions 4 and 5 seek shareholder approvals to adopt and issue securities under the 2004 ASX Plan and 2018 ADS Plan (respectively) including increasing the aggregate number of securities that can be issued under the two plans following the approvals (the new “Plan Pool”). The Plan Pool is shared between the two plans. Refreshing the plans approves issues of securities from the Plan Pool under the plans, provided that issues to Directors and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX’s opinion, such that approval should be obtained) require further shareholder approvals to be obtained under Listing Rule 10.11 or 10.14 (as the case may be).

Summaries of the terms of the 2004 ASX Plan and the 2018 ADS Plan are set out in Annexures B and C. A full copy of each of the current plans is available on request.

The two plans presently relate to a common Plan Pool of 157.5 million securities (or an equivalent number of ADSs) as approved by shareholders at the General Meeting held on 3 September 2020. Since shareholders last approved the two plan, 35 million securities have been issued under the 2004 ASX Plan and 14 million securities have been issued under the 2018 ADS Plan.

The only proposed change to the plans since shareholders last approved the plans at the General Meeting on 3 September 2020 is to increase the Plan Pool to 200 million securities or an equivalent number of ADSs (being the maximum number of securities in aggregate which may be issued under the plans following the approval).

Shareholder approval for the increase is being sought because ASX Listing Rule 7.2 Exception 13 requires a fixed number of securities to be specified as the Plan Pool instead of a percentage. A specific number of 200 million securities would be consistent, following the issue of the Placement shares (if Resolution 7 is passed) with maintaining a pool of approximately 10% of shares on issue from time to time, as was the case for the calculation of previous specific number approved at the general meeting in September 2020 after proposed issues from the pool that were subject to approval at that meeting were taken into account.

The Board of Directors of the Company believes that refreshing the approvals of the 2004 ASX Plan and 2018 ADS Plan, and increasing the Plan Pool, are necessary in order for it to continue to:

a)	provide eligible persons with an additional incentive to work to improve the performance of the Company;

EXPLANATORY MEMORANDUM

b)	attract and retain eligible persons essential for the continued growth and development of the Company;

c)	promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	provide an alternative to cash payments.

ASX Listing Rule 7.1 provides that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years after shareholder approval of the scheme. The Company therefore seeks approval of the plans (which are employee incentive schemes) under ASX Listing Rule 7.2 exception 13 so that issues of securities under the plans do not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval. ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares or other securities are issued to avoid using the Company’s capacity to 15% of its issued share capital.

ASX Listing Rule 7.2 exception 14 also provides an exception to Listing Rule 7.1 for issues made to Directors and their associates with approval under Listing Rules 10.11 or 10.14, also avoiding the use of the Company’s capacity to 15% of its issued share capital.

If shareholders approve Resolutions 5 and/or 6, then the Company would be able to issue securities under the plan(s) the subject of the Resolution(s) approved by shareholders without using the placement capacity available to the Company under the ASX Listing Rules (provided that no more than the maximum number of securities that may be issued under the plan(s) as approved by shareholders are issued). If shareholders do not approve Resolutions 5 and/or 6 then, in respect of the plan the subject of the Resolution(s) not approved by shareholders, the Company will continue to rely on the shareholder approval(s) obtained at the general meeting of shareholders on 3 September 2020.

As each of the Directors of the Company are (subject to further shareholder approvals) eligible to participate in either or both of the plans, they have abstained from making a recommendation in respect of Resolutions 4 or 5.

A voting exclusion statement and proxy voting prohibition as set out in the Notice applies to each of Resolutions 4 and 5.

Ordinary Resolutions – Resolutions #6 and #7

Background to Resolutions #6 and #7

On 16 October 2020, the Company announced that it was proposing to issue up to an aggregate of 945,945,947 fully paid ordinary shares (Placement Shares) at an issue price of A$0.037 (3.7 Australian cents) per Placement Share to raise A$35 million before costs (Placement). The participants in the Placement will be unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who were clients of MST Financial Services Pty Ltd (MST Financial), A.G.P./Alliance Global Partners (Alliance) or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

EXPLANATORY MEMORANDUM

The Placement is proposed to be conducted in two tranches:

●	271,251,007 Placement Shares (T1 Placement Shares) which are proposed to be issued between the date of the Notice and the date of the Meeting, raising approximately A$10 million before costs. The T1 Placement Shares are proposed to be issued under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A. Shareholder ratification for the purposes of ASX Listing Rule 7.4 for the prior issue of the T1 Placement Shares is sought under Resolution 6 of the Notice.

●	674,694,939 Placement Shares (T2 Placement Shares) raising approximately A$25 million before costs. Each T2 Placement Share is proposed to be accompanied by one free-attaching unlisted options (T2 Placement Option), each with an exercise price of A$0.07 (7 Australian cents), expiring three (3) years after the issue date (or the last ASX business day before that date if not an ASX business day) and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company and otherwise having the terms set out in Annexure D (total of 674,694,939 T2 Placement Options). The issue of the T2 Placement Shares and the T2 Placement Options is subject to and conditional upon receipt of shareholder approval, which is sought under Resolution 7 of the Notice.

Funds raised from the Placement are to be used to progress the Company’s clinical development program for ATH434 including a Natural History study and a Phase 2 trial, both in Multiple System Atrophy patients, ongoing research and discovery, and working capital.

MST Financial was the lead manager of the Placement and Alliance acted as the US selling agent. MS Financial will receive 5% of the funds raised under the Placement, which shall include fees to be on-paid to brokers and other authorised parties including Alliance.

Resolution 6 – Ratification of prior issue of shares

Resolution 6 seeks shareholder ratification for the purposes of ASX Listing Rule 7.4 for the issue of the 271,251,007 T1 Placement Shares at an issue price of A$0.037 (3.7 Australian cents) per T1 Placement Share to raise approximately A$10.03 million before costs. Further details regarding issue of the T1 Placement Shares are set out above and below.

The T1 Placement Shares are proposed to be issued under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A between the date of the Notice and the date of the Meeting. The Company will release and Appendix 2A to ASX at or about the same time as issue of the T1 Placement Shares.

Of the aggregate 271,251,007 T1 Placement Shares, 162,750,604 are to be issued under the placement capacity available to the Company under ASX Listing Rule 7.1 and the remaining 108,500,403 are to be issued under the placement capacity available to the Company under ASX Listing Rule 7.1A.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 and/or 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or 7.1A. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1 and/or 7.1A.

If shareholders pass Resolution 6 then the T1 Placement Shares will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The T1 Placement Shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 6 then the T1 Placement Shares will continue to use the placement capacity available to the Company under the ASX Listing Rules.

EXPLANATORY MEMORANDUM

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The T1 Placement Shares will be issued to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who were clients of MST Financial, Alliance or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

●	The total number of securities issued will be 271,251,007 fully paid ordinary shares (T1 Placement Shares). 162,750,604 of the T1 Placement Shares are to be issued under the placement capacity available to the Company under ASX Listing Rule 7.1 and the remaining 108,500,403 T1 Placement Shares are to be issued under the placement capacity available to the Company under ASX Listing Rule 7.1A.

●	The T1 Placement Shares will have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares.

●	The T1 Placement Shares are proposed to be issued between the date of the Notice and the date of the Meeting. The Company will release an Appendix 2A at or about the same time as issue of the T1 Placement Shares.

●	Approximately A$10 million before costs is to be raised from the issue of the T1 Placement Shares, which are being issued at an issue price of A$0.037 (3.7 Australian cents) per T1 Placement Share. Funds raised will be used to progress the Company’s clinical development program for ATH434 including a Natural History study and a Phase 2 trial, both in Multiple System Atrophy patients, ongoing research and discovery, and working capital.

●	A voting exclusion for Resolution 6 is contained in the Notice accompanying this Memorandum.

Resolution 7 – Approval for issue of securities

Resolution 7 seeks shareholder approval for the purposes of ASX Listing Rule 7.1 for the issue of 674,694,939 T2 Placement Shares at an issue price of A$0.037 (3.7 Australian cents) per T2 Placement Share to raise approximately $24.97 million before costs and for the issue of 674,694,939 free-attaching T2 Options each with an exercise price of A$0.07 (7 Australian cents), expiring three (3) years after the issue date (or the last ASX business day before that date if not an ASX business day) and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company and otherwise have the terms set out in Annexure D on the basis of one T2 Placement Options accompanying every T2 Placement Share issued. Further details regarding issue of the T2 Placement Shares and T2 Placement Options are set out above and below.

The issue of the T2 Placement Shares and the T2 Placement Options is subject to and conditional upon receipt of shareholder approval, which is sought under Resolution 7.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 7, the Company will be able to issue the T2 Placement Shares and the T2 Placement Options the subject of Resolution 7. The issue of the T2 Placement Shares and shares upon exercise of the T2 Placement Options (if any) will increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not approve Resolution 7 then the Company will not be able to issue the T2 Placement Shares and the T2 Placement Options.

EXPLANATORY MEMORANDUM

The following information is provided in accordance with the requirements of ASX Listing Rule 7.3:

●	The securities the subject of Resolution 7 are to be issued to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who were clients of MST Financial, Alliance or other brokers including institutional investors, or which are identified by the Company as part of its investor relations program.

●	The maximum number of securities to be issued under the approval sought under Resolution 7 is 674,694,939 fully paid ordinary shares (T2 Placement Shares) and 674,694,939 free-attaching unlisted options (T2 Placement Options).

●	T2 Placement Shares will have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares. T2 Placement Options each have an exercise price of A$0.07 (7 Australian cents), expiring three (3) years after the issue date (or the last ASX business day before that date if not an ASX business day) and which, upon exercise, entitle the holder to one fully paid ordinary share in the Company and otherwise have the terms set out in Annexure D.

●	The Company proposes issuing the T2 Placement Shares and free-attaching T2 Placement Options the subject of Resolution 7 shortly following the Meeting (subject to receipt of subscription funds) and in any event no later than 3 months after the date of the Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act and/or ASIC).

●	T2 Placement Shares will have an issue price of A$0.037 (3.7 Australian cents) each. T2 Placement Options do not have an issue price and are being issued as free-attaching to T2 Placement Shares on the basis of one T2 Placement Option for every T2 Placement Share issued.

●	Approximately A$25 million before costs will be raised from the issue of the T2 Placement Shares, which are being issued at an issue price of A$0.037 (3.7 Australian cents) per T2 Placement Share. Funds raised from the issue of the T2 Placement Shares will be used to progress the Company’s clinical development program for ATH434 including a Natural History study and a Phase 2 trial, both in Multiple System Atrophy patients, ongoing research and discovery, and working capital. No funds will be raised from the issue of the T2 Placement Options which are being issued as free-attaching to T2 Placement Shares on the basis of one T2 Placement Option for every T2 Placement Share issued. Funds raised upon exercise of T2 Placement Options (if any) will be used for working capital at the time of exercise.

●	A voting exclusion for Resolution 7 is contained in the Notice accompanying this Memorandum.

Special Resolution – Resolution #8 – Amendment to Company constitution

It is proposed that the Constitution of the Company be amended as set out in Annexure A. A summary of the effect of the amendments that are proposed to the Constitution are set out below:

Restricted Securities

The Constitution is proposed to be amended to reflect changes to the ASX Listing Rules with respect to restricted securities. The proposed amendment specifically addresses the terms of ASX Listing Rule 15.12 (which was amended in December 2019) which, subject to transitional arrangements for existing listed entities, provides that the constitution of a listed entity must include specific text relating to restricted (escrowed) securities.

EXPLANATORY MEMORANDUM

An outline of the impact of these changes is set out below:

●	adding that, if restricted securities are in the same class as quoted securities, the holder will be taken to have agreed in writing that the restricted securities are to be kept on the entity’s issuer sponsored sub-register and to have a holding lock applied for the duration of the escrow period applicable to those securities. This formalises prior requirements of ASX that each holder of restricted securities must sign a written restriction agreement with respect to those restricted securities; and

●	adding that a holder of restricted securities will not be entitled to participate in any return of capital on those securities during the escrow period applicable to those securities except as permitted by the listing rules of ASX. This amendment contains similar content to ASX Listing Rule 7.24A which provides an entity must not return capital to holders of restricted securities; and

●	other consequential drafting changes to clarify the application of ASX Listing Rule 15.12.

As the Company is already listed, any existing restricted securities on issue are subject to transitional arrangements. However, if the Company:

●	undertakes a transaction requiring re-compliance with Chapters 1 & 2 of the ASX Listing Rules under ASX Listing Rule 11.1.3 (full re-compliance) involving the issue of restricted securities;

●	issues restricted securities to a party referred to in ASX Listing Rule 10.1 for the acquisition of a substantial classified asset from that party,

it will be required to comply with the new terms of ASX Listing Rule 15.12 in respect of any of its restricted securities following the above transaction(s). Noting the above, the Company considers the Meeting an appropriate time to update its Constitution to address the changes to the ASX Listing Rules as described above.

Conduct of shareholder meetings

The COVID-19 pandemic has resulted in entities adopting practices in connection with shareholder meetings to facilitate shareholder participation by virtual means without the need for attendance at a physical location. While the Constitution does not prohibit the holding of a shareholder meeting by electronic means, the Company considers the Meeting an appropriate time to update its Constitution to clarify and expand upon provisions relating to the conduct of shareholder meetings by electronic means, including without the need for a physical location, for the benefit and convenience of the shareholders of the Company. The Company also proposes amending provisions that require resolutions in general meetings to be determined on a show of hands to instead state that such resolutions are to be determined by a poll in accordance with recent ASIC and ASX guidance.

Paper transfers

The Company proposes amending the Constitution such that the Directors may in their discretion charge a fee in connection with paper transfers of securities (i.e. transfers effected other than via electronic means including the ASX). Such a fee would otherwise be required to be met by the Company from its cash reserves.

Change of name

The Constitution currently states the name of the Company as “Prana Biotechnology Limited” and is proposed to be updated to reflect the current name of the Company, being “Alterity Therapeutics Limited”.

General

The specific amendments to the Constitution are set out in Annexure A.

Resolution 8 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

EXPLANATORY MEMORANDUM

SPECIAL BUSINESS

Special Resolution – Resolution #9 Approval of 10% placement facility

1.	General

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity as at the date of the Notice.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). Equity securities under the 10% Placement Facility may only be issued for cash consideration. The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital.

If Resolution 9 is not passed by shareholders then the Company will not be able to issue Equity Securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 9 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this resolution.

2.	Description of ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

(b)	Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being fully paid ordinary Shares.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may issue or agree to issue, during the 12-month period after the date of the AGM, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(B)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 exception 9 where:

●	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

●	the issue of, or agreement to issue, the convertible securities was approved, or take under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

EXPLANATORY MEMORANDUM

(C)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

●	the agreement was entered into before the commencement of the relevant period; or

●	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(D)	plus the number of partly paid shares that became fully paid in the 12 months;

(E)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(F)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires on the earlier to occur of:

(A)	the date and time that is 12 months after the date of the AGM at which the approval is obtained; or

(B)	the date and time of the subsequent AGM after the AGM at which the approval is obtained; or

(C)	the date and time of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (10% Placement Period).

EXPLANATORY MEMORANDUM

3.	ASX Listing Rule 7.1A

The effect of Resolution 9 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 9 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)	If Resolution 9 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

(c)	There is a risk that:

(A)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(B)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

EXPLANATORY MEMORANDUM

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the Deemed Price (defined below).

Variable “A” in ASX Listing Rule 7.1A.2		Dilution
		$0.033	$0.05	$0.075
		50% decrease in Deemed Price	Deemed Price	50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	108,500,403 Shares	108,500,403 Shares	108,500,403 Shares
1,085,004,032 Shares	Funds raised	$3,616,680	$5,425,020	$8,137,530
50% increase in current Variable A	10% Voting Dilution	162,750,604 Shares	162,750,604 Shares	162,750,604 Shares
1,627,506,048 Shares	Funds raised	$5,425,020	$8,137,530	$12,206,295
100% increase in current Variable A	10% Voting Dilution	217,000,806 Shares	217,000,806 Shares	217,000,806 Shares
2,170,008,064 Shares	Funds raised	$7,233,360	$10,850,040	$16,275,060

* Please note that the current number of shares on issue shown above is correct at the date of the Notice.

The table has been prepared on the following assumptions:

(i)	The share figures are as at 15 October 2020 and do not include the shares the subject of Resolutions 6 and 7 of the Notice.

(ii)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(iii)	No unlisted options and/or warrants are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A. The Company has an aggregate of 70,550,000 unlisted options and warrants on issue at the date of the Notice and proposes issuing up to an additional 674,694,939 unlisted options (refer Resolution 7 of the Notice);

(iv)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(v)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(vi)	The price of ordinary securities is deemed for the purposes of the table above to be $0.05, being the closing price of the Company’s listed securities on ASX on 9 October 2020, being the last day on which the shares in the Company traded on ASX prior to the Company trading halt which commenced on 12 October 2020 (Deemed Price). The Deemed Price is indicative only and does not consider any discount to market that the securities may be placed at; and

(vii)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(d)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 9 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

EXPLANATORY MEMORANDUM

(e)	The Company may only seek to issue the equity securities under the 10% Placement Facility for cash consideration. The Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the equity securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new resources assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new resources assets or investments, provided the equity securities were issued for cash consideration.

(f)	The Company previously obtained approval for the 10% Placement Facility at its 2012, 2013, 2015, 2016, 2017, 2018 and 2019 AGMs.

(g)	A voting exclusion statement is included in the Notice. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities, and it is not proposed to do so between the date of the Notice and the date of the Meeting. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

In the 12 months prior to the Meeting, the Company has issued an aggregate of 134,525,949 equity securities (ordinary shares) under the 10% Placement Facility approved by shareholders at the 2019 AGM. In addition, and as set out in Resolution 6, the Company also proposes issuing a further 108,500,403 equity securities (ordinary shares) between the date of the Notice and the Meeting under the 10% Placement Facility approved by shareholders at the 2019 AGM.

The issues, including anticipated issues, of securities by the Company in the 12 months prior to the Meeting are set out below:

EXPLANATORY MEMORANDUM

Date of issue	25 May 2020
Number issued	86,879,949
Total consideration received	AUD 2,198,062 before costs, being an issue price of AUD 0.0253 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	For working capital and to progress research and development activities. Amount spent: $0 Amount remaining: $2,198,062

Date of issue	2 July 2020
Number issued	47,646,000
Total consideration received	AUD 1,562,789 before costs, at an issue price of AUD 0.0328 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act
Use of funds raised	For working capital and to progress research and development activities. Amount spent: $0 Amount remaining: $1,562,789

EXPLANATORY MEMORANDUM

Date of issue	To be determined
Number issued	108,500,403
Total consideration received	AUD 4,015,514 before costs, being an issue price of AUD 0.037 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who were clients of MST Financial, Alliance or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.
Use of funds raised

To progress the Company’s clinical development program for ATH434 including a Natural History study and a Phase 2 trial, both in Multiple System Atrophy patients, ongoing research and discovery, and working capital.

Note that the below reflects the Company receiving the funds between the date of the Notice and the Meeting and utilising its existing funds first.

Amount spent: $0

Amount remaining: $4,015,514

Assuming the issue of 108,500,403 equity securities (ordinary shares) between the date of the Notice and the Meeting under the 10% Placement Facility approved by shareholders at the 2019 AGM, the aggregate 243,025,949 equity securities issued in the 12 months preceding the Meeting represent 16.41% of the total number of equity securities on issue in the Company (being 1,480,772,456 total equity securities comprising 868,799,492 ordinary shares, 25,300,000 unlisted options and 586,672,964 warrants) at the commencement of the 12 month period preceding the Meeting (being 18 November 2020).

EXPLANATORY MEMORANDUM

ANNEXURE A

AMENDMENTS TO CONSTITUTION

References in this Annexure to amendments and clauses are to amendments proposed to the constitution of the Company and to clauses of the constitution of the Company.

Restricted securities

Amendment of clause 12 by deleting, with the exception of the heading, clause 12 in full and substituting the following:

“At times when the Company’s shares are listed for quotation on the ASX, for so long as the Company has any restricted securities on issue and despite any other provision in this Constitution:

(a)	a holder of restricted securities must not dispose of, or agree or offer to dispose of, the securities during the escrow period applicable to those securities except as permitted by the Listing Rules or ASX;

(b)	if the securities are in the same class as quoted securities, the holder will be taken to have agreed in writing that the restricted securities are to be kept on the Company’s issuer sponsored subregister and are to have a holding lock applied for the duration of the escrow period applicable to those securities;

(c)	the Company will refuse to acknowledge any disposal (including, without limitation, to register any transfer) of restricted securities during the escrow period applicable to those securities except as permitted by the Listing Rules or ASX;

(d)	a holder of restricted securities will not be entitled to participate in any return of capital on those securities during the escrow period applicable to those securities except as permitted by the Listing Rules or ASX;

(e)	if a holder of restricted securities breaches a restriction deed or a provision of the Company’s constitution restricting a disposal of those securities, the holder will not be entitled to any dividend or distribution, or to exercise any voting rights, in respect of those securities for so long as the breach continues; and

(f)	in this clause 12, and for the purposes of this Constitution generally when used in connection with this clause 12 or its subject matter, the following words and phrases have the meaning given to them in the Listing Rules: “class”; “dispose” or “disposal” (which include using an asset as collateral - see chapter 19 of the Listing Rules); “holding lock”; “issuer sponsored subregister”; “restriction deed”; and “securities”.”

Conduct of shareholder meetings

Amendment of clause 15.5(a) by deleting clause 15.5(a) in full and substituting the following:

“set out the date, time and, unless the meeting is to be held solely by audio/visual or other electronic means where able and/or permitted by law to be so held, the place of the meeting (and if the meeting is to be held in two (2) or more places or is to be held solely by audio, video and/or other communications technology, the technology that will be used to facilitate this);”

EXPLANATORY MEMORANDUM

Amend clause 16.4 by, after “proxy” and before the final “.” in the final sentence adding:

“or by representative appointed by section 250D of the Act”

Amend clause 16.4 by adding as a new sentence after the final “.” Of the existing clause 16.4:

“A member who is deemed present as set out in clause 16.1 who is participating in a meeting solely by audio, video and/or other communications technology is (if the meeting is able and/or permitted by law to be so held) treated as being present for all purposes including determining that a quorum is present.”

Amend clause 16.8 by adding after “from place to place” and before “,”, add:

“(or if able and/or permitted by law to be so held, solely by audio, video and/or other communications technology without requiring a physical venue), and/or by use of different technology from the initial meeting and/or at a venue instead of by communications technology.”

Amend clause 17.3 by deleting, with the exception of the heading, clause 17.3 in full and substituting the following:

“A resolution, other than a procedural resolution which shall include the election of a Chairperson, put to the vote of a meeting is decided by a poll in accordance with the Act unless otherwise determined by the Chairperson. Notwithstanding the remainder of this clause 17.3, a poll may be demanded at the times and in the circumstances permitted by the Act. The demand for a poll may be withdrawn.”

Paper transfers

Amend clause 8.1 by adding as a new sentence after the final “.” Of the existing clause 8.1:

“The Directors may in their discretion and if permitted by the Act, the Listing Rules and applicable law, charge a fee for a transfer effected by written transfer form.”

Change of name

Amend the constitution by replacing all references to “Prana Biotechnology Limited” with “Alterity Therapeutics Limited”.

Amend the definition of “Company” in clause 1.1 to read “means Alterity Therapeutics Limited [ACN 080 699 065].”

EXPLANATORY MEMORANDUM

ANNEXURE B

SUMMARY OF 2004 ASX PLAN – REFER RESOLUTION 4

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term of options granted, and the vesting schedule and escrow periods of shares issued and options granted under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the 2004 ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

EXPLANATORY MEMORANDUM

ANNEXURE C

SUMMARY OF 2018 ADS PLAN – REFER RESOLUTION 5

The purpose of the 2018 ADS Plan is to provide incentive for non-Australian based (particularly US based) employees, officers, consultants, independent contractors and directors.

Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any eligible participant under the 2018 ADS Plan in any calendar year shall not exceed 2.625 million ADSs, representing 108.5 million ordinary shares of the Company. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his or her guardian or legal representative.

EXPLANATORY MEMORANDUM

ANNEXURE D

TERMS OF T2 PLACEMENT OPTIONS – REFER RESOLUTION 7

The terms of the issue of the Options are:

1.	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

2.	The Options may be exercised at any time prior to 5.00pm Melbourne time on the day three (3) years after the issue date or the last ASX business day before that date if not an ASX business day (Expiry Date).

3.	The exercise price of the Options is A$0.07 (7 Australian cents) each (Exercise Price).

4.	The Options will not be listed.

5.	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

6.	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

7.	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the Australian Securities Exchange (ASX) for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

8.	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

9.	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

10.	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

11.	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

12.	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

13.	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

Alterity Therapeutics Limited
ABN 37 080 699 065

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

ATH

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **9:30 AM (AEDT) on Monday, 16 November 2020.**

Alterity Therapeutics Limited Annual General Meeting

This year, as part of the Australian Government's response to the Coronavirus crisis, temporary modifications have been made to the *Corporations Act 2001* under the *Corporations (Coronavirus Economic Response) Determination (No.3) 2020*.
These modifications allow notices of meeting, and other information regarding a meeting to be provided online where it can be viewed and downloaded. We are relying on technology to facilitate shareholder engagement and participation in the meeting. Details of where you can access the notice of meeting, lodge a proxy and participate in the meeting are contained in this letter.

Meeting date and location:

The Annual General Meeting of Alterity Therapeutics Limited will be a virtual meeting, which will be conducted online on Wednesday, 18 November 2020 at 9:30 AM (AEDT).

Attending the meeting online:

If you choose to participate online on the day of the meeting you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your vote in real time.

You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox. Please ensure your browser is compatible. For further instructions on how to participate online please view the online meeting user guide at http://www.computershare.com.au/virtualmeetingguide

Access the meeting documents and lodge your proxy online:

Online:

Access the meeting documents and lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000001

Alterity Therapeutics Limited
ABN 37 080 699 065

ATH

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **9:30 AM (AEDT) on Monday, 16 November 2020.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000002/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Alterity Therapeutics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Alterity Therapeutics Limited to be held as a virtual meeting on Wednesday, 18 November 2020 at 9:30 AM (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1, 4 and 5 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 1, 4 and 5 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1, 4 and 5 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Non-binding resolution to adopt Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Director – Mr Peter Marks	☐	☐	☐
Resolution 3	Re-election of Director – Mr Lawrence Gozlan	☐	☐	☐
Resolution 4	Approval to refresh and amend 2004 ASX Plan	☐	☐	☐
Resolution 5	Approval to refresh and amend 2018 ADS Plan	☐	☐	☐
Resolution 6	Ratification of prior issue of shares	☐	☐	☐
Resolution 7	Approval for issue of securities	☐	☐	☐
Resolution 8	Amendment to Company constitution	☐	☐	☐
Resolution 9	Approval of 10% Placement Issue	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number	Email Address

ATH 269802A

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